Exhibit 99.2

MINERA ANDES INC.

June 30, 2010

(Unaudited — stated in United States dollars)

INDEX

Notice to reader

Interim Consolidated Financial Statements

•                  Consolidated Statements of Operations and Other Comprehensive Income (Loss)

•                  Consolidated Balance Sheets

•                  Consolidated Statements of Shareholders’ Equity

•                  Consolidated Statements of Cash Flows

•                  Notes to Consolidated Financial Statements

Notice to Reader — From Minera Andes Inc.

The interim consolidated financial statements of Minera Andes Inc. (‘the Company”) including the accompanying consolidated balance sheets as at June 30, 2010 and December 31, 2009 and the consolidated statements of income and deficit, the consolidated statements operations and other comprehensive income, changes in shareholders’ equity and cash flows for the three and six month periods ended June 30, 2010 and 2009 are the responsibility of the Company’s management.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Unaudited — in U.S. Dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Income on Investment in Minera Santa Cruz (“MSC”)	$6,660,004	$2,556,735	$8,882,348	$2,564,654
Less amortization of deferred costs	(415,648)	(288,000)	(761,336)	(505,000)
Net income on Investment in MSC (Note 4)	6,244,356	2,268,735	8,121,012	2,059,654
Professional fees	624,379	369,092	750,634	1,449,206
General and administrative	640,199	1,192,805	1,526,793	2,329,591
Expenses before under-noted	1,264,578	1,561,897	2,277,427	3,778,797
Foreign exchange loss (gain)	341,055	(210,964)	(95,656)	615,309
Interest and other income	(2,085)	(1,430)	(10,997)	(10,748)
Interest expense and accretion of debt discount	—	—	—	1,143,336
Project loan interest expense (Note 4)	652,283	652,283	1,297,399	1,297,399
Project loan interest income (Note 4)	(652,283)	(652,283)	(1,297,399)	(1,297,399)
Write-off of mineral properties and deferred exploration costs (Note 3)	—	191	2,142	4,061
Total expenses	1,603,548	1,349,694	2,172,916	5,530,755
Net income (loss) and other comprehensive income (loss)	$4,640,808	$919,041	$5,948,096	$(3,471,101)
Basic income (loss) per common share (Note 5d)	$0.02	$0.00	$0.02	$(0.02)
Diluted income (loss) per common share (Note 5d)	$0.02	$0.00	$0.02	$(0.02)
Weighted average number of shares, basic	264,741,621	230,548,521	263,991,336	218,831,623
Weighted average numer of shares, diluted	265,372,664	231,477,147	264,752,782	218,831,623

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:

/s/ Robert R. McEwen	/s/ Allan J. Marter
Robert R. McEwen, President, Chief	Allan J. Marter, Director
Executive Officer and Executive Chairman

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars)

	As at
	June 30,	December 31,
	2010	2009
	(Unaudited)
ASSETS
Current:
Cash and cash equivalents	$7,958,330	$18,872,312
Receivables and prepaid expenses	181,147	251,508
Project loan interest receivable (Note 4)	8,897,381	7,599,982
Total current assets	17,036,858	26,723,802
Project loan receivable (Note 4)	31,850,000	31,850,000
Mineral properties and deferred exploration costs (Note 3)	29,076,687	19,255,127
Investment in Minera Santa Cruz (Note 4)	96,843,299	88,722,287
Equipment, net	189,797	19,418
Total assets	$174,996,641	$166,570,634
LIABILITIES
Current:
Accounts payable and accrued liabilities	$2,607,005	$2,748,875
Project loan interest payable (Note 4)	8,897,381	7,599,982
Total current liabilities	11,504,386	10,348,857
Project loan payable (Note 4)	31,850,000	31,850,000
Total liabilities	43,354,386	42,198,857

SHAREHOLDERS’ EQUITY
Share capital (Note 5):
Common shares, no par value, unlimited number authorized
Issued June 30, 2010—264,741,621 shares	150,497,433	149,217,538
Issued December 31, 2009—262,908,851 shares
Contributed surplus	19,201,282	19,158,795
Accumulated deficit	(38,056,460)	(44,004,556)
Total shareholders’ equity	131,642,255	124,371,777
Total liabilities and shareholders’ equity	$174,996,641	$166,570,634

Commitments and contingencies (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited — in U.S. Dollars)

	Common Stock		Contributed	Accumulated
	# Shares	$	Surplus	Deficit	Total
Balance, December 31, 2008	190,158,851	$99,652,302	$18,020,608	$(48,118,008)	$69,554,902
Private placement	40,000,000	31,950,960	—	—	31,950,960
Share issue costs, private placement	—	(385,518)	—	(1,320)	(386,838)
Proceeds from short form prospectus financing	30,705,000	20,995,311	—	—	20,995,311
Short form prospectus finanacing share issue costs	—	(1,157,881)	(280,958)	—	(1,438,839)
Fair value of warrants granted for short form prospectus financing	—	(3,544,663)	3,544,663	—	—
Exercise of stock options	2,045,000	1,006,707	—	—	1,006,707
Fair value of stock options exercised	—	700,320	(700,320)	—	—
Stock-based compensation	—	—	197,572	—	197,572
Warrant valuation on expiry of options	—	—	(1,622,770)	—	(1,622,770)
Net income for the year	—	—	—	4,114,772	4,114,772
Balance, December 31, 2009	262,908,851	$149,217,538	$19,158,795	$(44,004,556)	$124,371,777
Exercise of stock options (Note 5a)	130,000	63,170	—	—	63,170
Fair value of stock options exercised	—	47,162	(47,162)	—	—
Stock-based compensation (Note 5b)	—	—	89,649	—	89,649
Exercise of warrants (Note 5a)	1,702,770	1,169,563	—	—	1,169,563
Net income for the period	—	—	—	5,948,096	5,948,096
Balance, June 30, 2010	264,741,621	$150,497,433	$19,201,282	$(38,056,460)	$131,642,255

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited — in U.S. Dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Cash used in operating activities
Net income (loss) for the period	$4,640,808	$919,041	$5,948,096	$(3,471,101)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Net (income) from Investment in MSC (Note 4)	(6,244,356)	(2,268,735)	(8,121,012)	(2,059,654)
Project loan interest expense (Note 4)	652,283	652,283	1,297,399	1,297,399
Project loan interest income (Note 4)	(652,283)	(652,283)	(1,297,399)	(1,297,399)
Accretion of debt discount	—	—	—	1,044,733
Write-off of deferred exploration costs	—	191	2,142	4,061
Depreciation	8,005	1,738	8,222	2,979
Stock-based compensation (Note 5)	51,793	59,148	89,649	102,031
Change in:
Receivables and prepaid expenses	64,368	202,353	70,996	181,500
Accounts payable and accrued liabilities	(1,867,397)	72,313	(142,171)	540,734
Cash used in operating activities	(3,346,779)	(1,013,951)	(2,144,078)	(3,654,717)

Investing Activities:
Purchase of equipment	(79,666)	—	(178,935)	—
Mineral properties and deferred exploration	(3,862,579)	(926,412)	(9,823,702)	(1,469,417)
Changes in due to related party, MSC cash call	—	—	—	(11,270,000)
Investment in Minera Santa Cruz (Note 4)	—	—	—	575,750
Cash used in investing activities	(3,942,245)	(926,412)	(10,002,637)	(12,163,667)

Financing Activities:
Shares, warrants, and subscriptions issued for cash, less issue costs	—	49,057	1,232,733	31,787,972
Bank loan interest payable	—	—	—	(31,905)
Repayment of bank loan	—	—	—	(17,500,000)
Cash provided by financing activities	—	49,057	1,232,733	14,256,067
(Decrease) in cash and cash equivalents	(7,289,024)	(1,891,306)	(10,913,982)	(1,562,317)
Cash and cash equivalents, beginning of period	15,247,354	3,738,582	18,872,312	3,409,593
Cash and cash equivalents, end of period	$7,958,330	$1,847,276	$7,958,330	$1,847,276

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

1.              NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Minera Andes Inc. (“Minera Andes”, “MAI” or the “Company”) is in the business of acquiring, exploring and evaluating mineral properties, and based on the results of such evaluation, either developing these properties further (by way of joint venture or otherwise) or disposing of them.

The Company’s assets are comprised primarily of (i) a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José gold/silver mine in the Santa Cruz province of Argentina (the San José Mine”); (ii) the Los Azules Copper Project, and (iii) interests in exploration stage properties in the San Juan, the Santa Cruz and the Chubut provinces of Argentina.

The San José Mine is a joint venture between the Company and Hochschild Mining plc pursuant to which title to the assets is held by MSC, an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  The San José Mine entered into production in 2008 and is operated by Hochschild.

With the exception of its interest in the San José Mine, the Company is in the process of exploring its other properties and has not yet determined whether these properties, including Los Azules, contain reserves that are economically recoverable. The amounts shown on the  Company’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Company’s ability to continue its exploration and development activities, will depend in part on the Company’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These unaudited interim financial statements have been compiled in United States dollars in accordance with accounting principles generally accepted in Canada for interim reporting using the same accounting policies and measurement criteria as those utilized in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2009 and 2008.  These interim financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the annual financial statements and related notes thereto.

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

2.              SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - continued

interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The adoption of this accounting policy will not have any impact on the Company’s consolidated financial statements.

3.              MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

2010 COSTS BY PROPERTY — for the six month period ended June 30, 2010

	San Juan		Santa Cruz	Chubut
Description	Los Azules	San Juan Cateos	Cateos	Cateos	Total
Balance, beginning of period	$15,094,092	$481,503	$3,669,532	$10,000	$19,255,127
Assays and analytical	267,993	—	—	—	267,993
Consulting fees	894,366	—	5,250	556	900,172
Drilling	5,038,187	—	—	—	5,038,187
Geology	961,887	—	284,109	—	1,245,996
Insurance	1,720	—	—	—	1,720
Legal	5,607	—	—	—	5,607
Maintenance	18,373	—	3,700	—	22,073
Materials and supplies	226,218	—	15,155	—	241,373
Project overhead	238,449	—	22,353	—	260,802
Property and mineral rights	1,223,077	—	18,810	1,586	1,243,473
Telephone	10,010	—	150	—	10,160
Travel	570,653	—	15,493	—	586,146
Write-off of deferred costs	—	—	—	(2,142)	(2,142)
Balance, end of period	$24,550,632	$481,503	$4,034,552	$10,000	$29,076,687

San Juan Projects, Argentina

The San Juan Project comprises four projects, which includes Los Azules in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production. Land holding costs in 2010  are expected to total $0.04 million.

On April 1, 2010, the Company filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp and it subsidiary, Solitario Argentina S.A. (together “TNR”). The claim pertains to a purported 25% back-in right by TNR to certain properties comprising the Company’s Los Azules copper project. The Company rejects the right of TNR to back-in to any portion of the Los Azules copper project. This lawsuit does not impact the Company’s financial statements for the period ended June 30, 2010.  At this time, the Company is not able to estimate the potential impact of this claim on future periods.

Santa Cruz Projects, Argentina

The Company currently controls 16 (2009 — 3) cateos and 42 (2009 — 37) manifestations of discovery in the Santa Cruz province. Land holding costs in 2010 amount to $0.01 million. The Company has been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance.

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

4.     INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine

MSC is owned, as to 49%, by MASA, an indirect wholly-owned subsidiary of Minera Andes Inc. and, as to 51%, by Hochschild.

The Company’s interest in, and the affairs of, MSC are governed by an Option and Joint Venture Agreement dated March 15, 2001 between MASA and Hochschild, as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the (“OJVA”).

Under the OJVA the Company is entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants the Company a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Mine. Although the Company is permitted to vote against or otherwise disagree with decisions made by Hochschild in respect of the San José Mine, many decisions have been made, notwithstanding the Company’s express disagreement.

In particular, the Company has a limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on its operations and financial position as there can be no assurance that if made, the Company will have the funds available to satisfy any such cash call when due and that its interest in the San José Mine will not be reduced as a result.

Project financing for the San José Mine has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006, January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between the Company, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Under the Project Loan Letter Agreement, the Hochschild Lender and the Company agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of the Company and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of the Company and Hochschild in MSC.

The Project Loan Letter Agreement, further provides that the loan to be made by the Company to MSC would be structured as (i) a loan by the Hochschild Lender to the Company (the “Project Loan Payable”); and (ii) a corresponding loan by the Company to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to the Company in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by the Company to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to the Company. Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, have not yet been entered into.

Amounts advanced under the Project Loan Letter Agreement by the Hochschild Lender to the Company and then by the Company to MSC are currently unsecured except that, as security for the loan made by

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

4.     INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

the Hochschild Lender to the Company, the Company has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by the Company to MSC.

The Hochschild Lender and MSC have agreed that until the definitive agreements are finalized, no payment of interest or principal will be due.

The Project Loan currently bears fixed interest at LIBOR plus 2.50% as of the inception of the loan.  The interest rates are 7.86% on $9.8 million and 8.21% on $22.1 million. It has been agreed that once the definitive agreements are finalized, interest will increase to LIBOR plus 2.85% and will be subject to interest rate fluctuations.

As at June 30, 2010, and December 31, 2009, the entire Project Loan ($65 million), had been advanced. The Company’s 49% share of the Project Loan was $31.85 million.  Therefore, the Company has recorded the Project Loan Payable and the Project Loan Receivable in offsetting amounts. The project loan receivable/payable was advanced to MSC by Hochschild on the Company’s behalf. The related interest income/expense will be paid to the Hochschild Lender by MSC on the Company’s behalf.

Notwithstanding objections by MAI, on March 10, 2010 (the “March 10 Agreement”), MSC and the Hochschild Lender entered into a loan agreement governing the 51% share of the Project Loan. On March 17, 2010 payments of $8.5 million and $0.7 million respectively were made by MSC to Hochschild pursuant to the March 10 Agreement, respectively representing the cumulative interest outstanding owed to Hochschild and a 2% Facility Fee due on signing of the March 10 Agreement. On June 15, 2010 a further payment of $0.3 million representing additional interest was made by MSC to Hochschild.  On these two aforementioned dates the respective interest owed to MAI was deposited into a separately nominated bank account with the intention of remitting these funds onto MAI.  Due to MAI’s objections and the lawsuit mentioned below, MAI chose not to accept these funds and they were subsequently reverted back to a bank account of MSC’s.

On March 17, 2010, the Company received a Summons and Complaint in connection with a lawsuit commenced by affiliates of Hochschild Mining plc against MAI and a subsidiary in the State of New York.  The lawsuit pertains to the project finance loans made by Hochschild to MSC. Hochschild, among other claims, claims the Company refused to sign formal project loan documentation and caused undue delay of the same.  Hochschild has demanded that the Court order Minera Andes to sign formal loan documents for the project finance loans, prevent Minera Andes from interfering with the making of payments by Minera Santa Cruz in relation to the project finance loans, require Minera Andes to repay to Hochschild the benefits that Minera Andes has received from the project finance loans and establish the priority of other shareholder loans owed by Minera Santa Cruz to Hochschild and Minera Andes.

The Company continues to work closely with its legal advisors and no date has been set for trial in this matter.  This lawsuit does not impact the Company’s financial statements for the periods ended June 30, 2010.  At this time, the Company is not able to estimate the impact of this claim for future periods.

The Company’s share of earnings and losses from our investment in MSC is included in the consolidated statement of operations and is equal to 49% of the below net income of $11.3 million and $13.7 million for the respective three and six month periods ended June 30, 2010, and net income of $3.2 million and $1.4 million for the respective three and six month periods ended June 30, 2009.

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

4.     INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

The investment in MSC is comprised of the following:

	As at
	June 30,	December 31,
	2010	2009

Investment in MSC, beginning of period January 1:	$88,722,287	$80,343,647
Income from equity investment	6,725,196	6,620,750
Amortization of pre 2008 capitalized interest income on loans to MSC	845,235	1,320,992
Interest expensed by MSC and included in equity method pickup, net of income taxes	1,311,917	2,645,555
Income on Investment in MSC	8,882,348	10,587,297
Less:
Amortization of deferred costs	(761,336)	(1,238,674)
Advances returned during the period	—	(575,750)
Derecognition of deferred costs	—	(394,233)

Investment in MSC, end of period	$96,843,299	$88,722,287

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Summary of MSC’s financial information from operations:
Sales - MSC 100%	$49,428,155	$40,968,498	$77,224,545	$62,085,819
Net income - MSC 100%	11,304,024	3,217,820	13,724,890	1,412,962
Minera Andes Inc. portion - 49%	5,538,972	1,576,732	6,725,196	692,351
Equity adjustments:
Amortization of pre 2008 capitalized interest income on loans to MSC	461,453	320,000	845,235	561,000
Interest expensed by MSC and included in equity method pickup, net of income taxes	659,579	660,003	1,311,917	1,311,303

Income on investment in MSC	6,660,004	2,556,735	8,882,348	2,564,654
Less: amortization of deferred costs	(415,648)	(288,000)	(761,336)	(505,000)

Net income on investment in MSC	$6,244,356	$2,268,735	$8,121,012	$2,059,654

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

5.     SHARE CAPITAL

a.   Changes to Share Capital — Issued, Allotted, and/or Subscribed

i.              During the period ended June 30, 2010, 1,702,770 warrants were exercised at an exercise price of C$0.70 for proceeds to the Company of C$1.2 million ($1.2 million).

ii.           During the period ended June 30, 2010, 130,000 stock options were exercised at an average exercise price of C$0.50 for proceeds to the Company of C$0.1 million ($0.1 million). 1,242,000 stock options were issued at an average exercise price of C$1.03.

b.   Stock Options

The aggregate number of shares issuable upon exercise of all options granted under the Minera Andes Stock Option Plan (the “Plan”) shall not exceed 10% of the Company’s issued and outstanding common shares up to a maximum of 18,940,243 (2009 — 18,940,243) shares. Under the Plan, no participant may be granted an option to purchase shares, which exceeds the number of shares permitted to be issued under the Plan pursuant to the rules or policies of any stock exchange on which the common shares are then listed. Under the Plan, the exercise price of each option shall be determined by the directors and shall not be less than the closing price of the Company’s common shares on the stock exchange on which the shares are listed on the last trading day immediately preceding the day on which the options are granted.

Options granted under the Plan will not be transferable and, if not exercised but subject to the authority of the Board to extend such time, will expire twelve (12) months following the date the optionee ceases to be a director, officer, employee or consultant of the Company by reason of death, or three (3) months after ceasing to be a director, officer, employee or consultant of the Company for any reason other than death.

Stock options granted to a director, officer, employee, or consultant are exercisable for either a five or ten year period. Incentive stock options granted either vest immediately or 33 1/3% at each twelve (12) month interval following the date of grant, or 25% at each six (6) month interval following the date of grant.

At June 30, 2010, 5,192,243 (December 31, 2009 — 5,044,243) options were available for grant under the Plan.

In connection with the vesting of certain non-employees, employees and directors stock options, the Company recorded stock option compensation for the six month period ended June 30, 2010, of $0.1 million (2009 - $0.1 million).

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

5.     SHARE CAPITAL — continued

b.   Stock Options — continued.

A summary of the status of the Plan as of June 30, 2010, and December 31, 2009, and changes during the periods ended is as follows:

	Six months ended			Year ended
	June 30, 2010			December 31, 2009
	Options	Weighted Avg. Exercise Price (C$)		Options	Weighted Avg. Exercise Price (C$)
Outstanding at beginning of period	7,835,000	C$	1.27	10,985,000	C$	1.15
Granted	1,242,000	1.03		620,000	0.69
Exercised	(130,000)	0.50		(2,045,000)	0.55
Cancelled/Forfeited	(800,000)	1.37		(625,000)	1.31
Expired	(590,000)	1.49		(1,100,000)	1.11
Outstanding at end of period	7,557,000	C$	1.21	7,835,000	C$	1.27

Exercisable at end of period	5,728,332	C$	1.30	6,990,000	C$	1.33

	Six months ended		Year ended
	June 30, 2010		December 31, 2009
Weighted average grant-date fair value of options granted during the period	C$	0.56	C$	0.42

The weighted average remaining contractual life of outstanding options is 2.34 years at June 30, 2010 (December 31, 2009 — 2.15 years).

At June 30, 2010, options were held by directors, officers, employees and non-employees as follows:

Number of Options	Exercise Price		Expiry Date
875,000	C$	0.60	December 28, 2010
3,510,000	C$	1.51	December 27, 2011
250,000	C$	1.73	September 4, 2012
150,000	C$	0.31	March 21, 2013
710,000	C$	1.36	May 23, 2013
300,000	C$	0.81	September 11, 2013
200,000	C$	0.73	March 1, 2014
200,000	C$	0.67	March 13, 2014
120,000	C$	0.66	September 30, 2014
1,142,000	C$	1.02	May 13, 2015
100,000	C$	1.13	May 13, 2015
7,557,000

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

5.              SHARE CAPITAL — continued

c.     Warrants

A summary of the status of the outstanding warrants at June 30, 2010, and December 31, 2009, and changes during the periods ended on those dates is:

	Six months ended			Year ended
	June 30, 2010			December 31, 2009
	Warrants	Weighted Avg. Exercise Price (C$)		Warrants	Weighted Avg. Exercise Price (C$)
Outstanding and exercisable at beginning of period	17,055,273	C$	1.20	21,039,665	C$	1.91
Issued	—	—		15,352,500	1.25
Expired	(3)	—		(19,336,892)	2.10
Exercised	(1,702,770)	0.70		—	—
Outstanding and exercisable at end of period	15,352,500	C$	1.25	17,055,273	C$	1.20

At June 30, 2010, there were full warrants held for the purchase of the Company’s common shares as follows:

Number of Warrants	Exercise Price		Expiry Date

15,352,500	C$	1.25	August 19, 2014

d.    Basic and Diluted Income (Loss) per Common Share

Basic income (loss) per share is calculated by dividing net income (loss) applicable to common shareholders by the weighted-average number of common shares outstanding for the period.

For the three month period ended June 30, 2010, potentially dilutive common shares relating to options and warrants outstanding totaling 631,043 and nil, respectively, were included in the computation of earnings per share. 20,558,302 options and warrants were not included in the computation because their effect was anti-dilutive. For the six month period ended June 30, 2010, potentially dilutive common shares relating to options and warrants outstanding totaling 587,187 and 174,259, respectively, were included in the computation of earnings per share. 20,376,135 options and warrants were not included in the computation because their effect was anti-dilutive.

For the three month period ended June 30, 2009, potentially dilutive common shares relating to options and warrants outstanding totaling 808,505 and 120,121, respectively, were included in the computation of earnings per share. 21,640,496 options and warrants were not included in the computation because their effect was anti-dilutive. For the six month period ended June 30, 2009, the Company reported a loss. Therefore, no options or warrants were included in the computation of diluted earnings per share.

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

5.     SHARE CAPITAL — continued

d.   Basic and Diluted Income (Loss) per Common Share   — continued

	Three months ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Net income available to shareholders	$4,640,808	$919,041	$5,948,096	$(3,471,101)

Weighted average shares outstanding
Basic	264,741,621	230,548,521	263,991,336	218,831,623
Effect of dilutive stock options	631,043	808,505	587,187	—
Effect of dilutive warrants	—	120,121	174,259	—
Diluted	265,372,664	231,477,147	264,752,782	218,831,623
Stock options excluded from dilution	5,205,802	6,531,273	5,023,635	—
Warrants excluded from dilution	15,352,500	15,109,223	15,352,500	—

Net income per share
Basic	$0.02	$0.00	$0.02	$(0.02)
Diluted	$0.02	$0.00	$0.02	$(0.02)

6.     COMMITMENTS AND CONTINGENCIES

As of June 30, 2010, MSC signed agreements with third party providers relating to the operation of the San José Mine.  Our 49% portion of these commitments is approximately $4.3 million.

7.     RELATED PARTY TRANSACTIONS

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. McEwen, the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management service fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis. During the three and six month periods ended June 30, 2010 the Company paid $40,525 and $80,401, respectively, to 208 while the Company paid $nil in both of the comparative periods of 2009.

Beginning in the second quarter of 2010, an aircraft owned and operated by Lexam L.P. (of which Mr. McEwen is a limited partner and beneficiary) has been made available to the Company in order to expedite business travel. In his role as Chairman and CEO of Minera Andes as well as two other junior mining companies, Mr. McEwen must travel extensively and frequently on short notice.

Mr. McEwen is able to charter the aircraft from Lexam L.P. at a preferential rate. The Company’s independent board members have approved a policy whereby only the variable expenses of operating this aircraft for business related travel are eligible for reimbursement. The hourly amount that the Company has agreed to reimburse Mr. McEwen is well under half the full cost per hour of operating the aircraft or equivalent hourly charter cost and in any event less than even Mr. McEwen’s preferential charter rate.

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

7.     RELATED PARTY TRANSACTIONS - continued

Where possible, trips also include other company personnel, both executives and non-executives, to maximize efficiency.

During the second quarter of 2010, Mr. McEwen’s private aircraft was used for business for approximately 4 hours of flight time for which costs of $4,613 were approved for reimbursement.

MSC is also a related party of the Company.  The Company owns 49% of MSC. See note 4.

8.     FINANCIAL INSTRUMENTS

During the period ended June 30, 2010, and the year ended December 31, 2009, the Company used a mixture of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Company has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Company holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals. All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized.

The Company has classified its cash and cash equivalents as held-for-trading.  Receivables and Project Loan and interest receivable were classified as loans and receivables.  Accounts payable and accruals, Project Loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Company’s financial assets and liabilities as at June 30, 2010, and December 31, 2009, is summarized as follows:

	June 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$7,958,330	$7,958,330	$18,872,312	$18,872,312
Loans and receivables	$40,834,734	$40,834,734	$39,500,262	$39,500,262
Other liabilities	$43,219,386	$43,219,386	$42,063,857	$42,063,857

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable,  and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

8.              FINANCIAL INSTRUMENTS - continued

RISK MANAGEMENT

Foreign currency exchange risk

The Company is exposed to foreign currency risk on fluctuations in its Canadian denominated cash, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at June 30, 2010, was equal to $7.6 million.  As a result, every percentage change in the US/Canada exchange rate will affect its income by approximately $0.1 million, on a per annum basis.  As at June 30, 2010, the Company also had cash, accounts payable, and accrued liabilities denominated in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  The Company does not use derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at June 30, 2010, the Company had an outstanding balance of $31.9 million under the Project Loan Payable, plus accrued interest. The Project Loan Payable consists of two loans which bear fixed interest at a rate of LIBOR plus 2.5% as of the inception of the loan (7.86% on $9.8 million and 8.21% on $22.1 million). As the terms on the Project Loan Receivable are the same as the terms of the Project Loan Payable there is no interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Company’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Company.  The Company also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Company.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to a loss arising from the Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Company has not used derivative instruments to mitigate such risks associated with credit risk.

Liquidity risk and fair value hierarchy

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. The Company’s ability to settle short-term and

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited — in U.S. Dollars)

8.     FINANCIAL INSTRUMENTS - continued

Liquidity risk and fair value hierarchy — continued

long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At June 30, 2010, the Company’s accounts payables and accrued liabilities were approximately $2.6 million all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Company regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Company also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Company has not used any derivative or other financial instruments to mitigate this risk.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at June 30, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	7,958,330	—	—	7,958,330
Loans and receivables	40,834,734	—	—	40,834,734
Other liabilities	43,219,386	—	—	43,219,386

Commodity price risk

The Company’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.  The Company has not and may not be able to hedge in respect of gold and silver sales arising from its equity investment in MSC, nor does MSC hedge its sales. In the event that the Company’s other projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, including copper, the Company will reconsider the relative merits of entering into commodity price hedges.

9.     COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.